Exhibit 99.8

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2012 of Franco-Nevada Corporation of our report dated March 19, 2013 relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which report is filed as an exhibit to, and incorporated by reference in, this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of Franco-Nevada Corporation of our report referred to above. We also consent to the reference to us under the heading “Experts”, which appears in the Annual Information Form which is filed as an Exhibit to, and incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
March 19, 2013